

March 30, 2011

Pamela H. Patsley
Chairman and Chief Executive Officer
MoneyGram International, Inc.
2828 North Harwood Street, 15th Floor
Dallas, Texas 75201

       Re: **MoneyGram International, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed March 15, 2010
               File No. 1-31950
               Response Letters Dated January 28, 2011, March 7, 2011,
               and March 24, 2011

Dear Ms. Patsley:

     We refer you to our comment letters dated December 23, 2011, February 24, 2011, and March 17, 2011 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

                        Sincerely,

                        Cecilia Blye, Chief
                        Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance